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July 27, 2009

VIA EDGAR AND HAND DELIVERY	File No. 040981-0037

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief Mary Beth Breslin, Esq., Senior Attorney Ruairi Regan, Esq. Brian Cascio, Accounting Branch Chief Jong Hwang

Re:	Avago Technologies Limited Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 1, 2008, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on July 2, 2009, Amendment No. 3 (“Amendment No. 3”) filed with the Commission on July 14, 2009 and Amendment No. 4 (“Amendment No. 4”) filed with the Commission on July 21, 2009 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 5, five of which have been marked to show changes from Amendment No. 4.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received from the Staff of the Commission (the “Staff”) by facsimile on July 24, 2009. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

July 27, 2009

The Offering, page 6

1.	Refer to the bullet point added at the end of this section on page 7. Please tell us why it is appropriate to exclude from your disclosure, including from disclosure regarding the number of shares to be outstanding after this offering, the effect of the options to be exercised by the selling shareholders in connection with this offering.

Response: The Company has revised the disclosure throughout Amendment No. 5 to include the effect of the options to be exercised by the selling shareholders in connection with the offering, including the disclosure regarding the number of shares to be outstanding after this offering.

Risk Factors, page 13

2.	We note your response to prior comment 15 and that you have told us subsequently by telephone that you will include the previously deleted risk factor. Please confirm.

Response: The risk factor has been included on page 25 of Amendment No. 5.

We rely on third parties, page 23

3.	Please expand your response to prior comment 4 to tell us the names of the countries that were the subject of the sentence you deleted.

Response: The Company advises the Staff that the two primary countries in which the Company presently conducts this outsourcing work are India and Singapore. As the Company previously indicated to the Staff, the Company reconsidered the significance of the potential geopolitical risk in light of the countries presently involved, and concluded that deleting the referenced sentence was appropriate.

We will be required to address our internal control over financial reporting, page 30

4.	Given your reference to General Instruction I.A.2 in your July 22, 2009 response to prior comment 5, it is unclear whether you plan to rely on the reporting history of your subsidiary for other elements of the eligibility requirements of Form S-3, like General Instruction I.A.3. Please advise.

Response: The Company advises the Staff that the Company does not plan to rely on the reporting history of Avago Technologies Finance Pte. Ltd. for any of the elements of the eligibility requirements of Form S-3 and that if the Company changes this plan, it will do so only after seeking from the Staff a No-Action letter or similar relief.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 64

5.	We refer to your response to our prior comment 13. Please disclose the missing information in the third paragraph of page 64 with regard to the initial offering price. In addition, provide disclosure similar to what you have included in your response relating to the reasons for the significant differences between the estimated fair value of your ordinary shares and the estimated pricing range of the offering. Please also disclose whether the significant increase in the estimated IPO pricing range from the estimated fair value of your ordinary shares was the result of significantly increased internal forecasts, cash flow projections and enterprise value due to improved market and industry conditions.

Response: The Company has revised page 63 of Amendment No. 5 as requested.

July 27, 2009

Summary Bonus Table, page 116

6.	Please expand your disclosure provided in response to prior comments 17 and 18 to clarify the extent to which your compensation exceeded the target percentiles of your Peer Group.

Response: The Company has revised page 117 of Amendment No. 5 as requested.

Potential Severance Payments and Benefits Upon Certain Terminations, page 131

7.	We note your response to prior comment 25. However, it remains unclear why it is appropriate for your “Total” payments column to exclude the payments mentioned in the footnotes. In this regard, given the requirement in Regulation S-K Item 402(j) that you provide quantitative disclosure of potential payments upon the occurrence of a triggering event assuming that the event took place on the last business day of your last completed fiscal year, it is unclear why you do not include the potential payment related to the call right for all executives. Please advise or revise.

Response: The Company has revised page 131 of Amendment No. 5 as requested.

Principal and Selling Shareholders, page 152

8.	We note your revised disclosure that the selling shareholders will sell the shares subject to the over-allotment option. Please clarify the number of such shares to be offered by each selling shareholder and how a partial exercise of the over-allotment option will be allocated among the selling shareholders.

Response: The Company has revised the Principal and Selling Shareholders table to include the number of shares to be offered by each selling shareholder (except as noted below) and has provided a footnote to the table to disclose that if the over-allotment option is not exercised in full the number of shares to be sold by the Selling Shareholders shall be reduced on a pro-rata basis. As permitted by Section 240.01 of the Commission’s Compliance & Disclosure Interpretations, the selling shareholders (other than the Company’s executive officers and directors who are disclosed individually in the table) are included in the “All other all selling stockholders” group beneficially own in the aggregate less than 1% of the Company’s ordinary shares outstanding prior to the offering.

9.	Refer to your revised disclosure on page 7 regarding selling stockholders selling securities currently underlying options. Please disclose when each selling shareholder acquired the relevant option, the consideration paid for the option, and the exercise price of the option.

Response: The Company has revised the disclosure beginning on page 156 of Amendment No. 5 as requested. As permitted by Section 240.01 of the Commission’s Compliance & Disclosure Interpretations, the selling shareholders (other than the Company’s executive officers and directors who are disclosed individually in the table) are included in the “All other all selling stockholders” group beneficially own in the aggregate less than 1% of the Company’s ordinary shares outstanding prior to the offering.

10.	We have not yet completed our review of your disclosure regarding your selling shareholders. We may have further comment after we do so and after you provide the missing information.

Response: The Company acknowledges the Staff’s comment.

July 27, 2009

Exhibits

11.	We note your response to prior comment 30. We will provide any comments on your confidential treatment application in a separate letter. Any comments on your application must be resolved and the application must be complete before you request acceleration of the effective date of this registration statement. In this regard, please ensure that your application addresses all omissions of required information from your exhibits; for example, we note that apparent omission represented by brackets in the “Whereas” clauses of exhibit 2.11. As indicated in Rule 406(a), that rule provides the exclusive means of requesting confidential treatment of information included in any document required to be filed.

Response: The omissions in Exhibit 2.11 were not intended to be redacted and Exhibit 2.11 has been refiled with the redacted portions reinserted.

Exhibit 5.1

12.	We reissue the first sentence of prior comment 32 because the opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all facts relevant to the issues required to be addressed by Item 601(b)(5), not merely a list of documents that counsel elects to review. From part B of your current exhibit, it appears that the opinion will be based solely on the listed documents.

Response: The Company has filed a revised form of legal opinion of Singapore counsel that addresses the Staff’s comment.

13.	We note your response to prior comment 33. It remains unclear why the facts assumed in section 4.4 are not readily ascertainable by an officer’s certificate or otherwise. It is also unclear why it is consistent with your obligations under Regulation S-K Item 601(b)(5) to shift to investors the risk of inaccuracy of those assumed facts. Please file a revised opinion that does not include assumptions of readily ascertainable facts.

Response: The Company respectfully submits that the assumptions made in section 4.4 are customary and appropriate and consistent with such counsel’s obligations under Item 601(b)(5) of Regulation S-K because the inclusion of section 4.4 does not shift incremental risk of inaccuracy of assumed facts to investors.

The facts underlying the assumption are not readily ascertainable even with the use of a Company certificate as such counsel is not able to verify the knowledge of the officer or director executing the company certificate. As noted in the Company’s response to prior comment 33, Singapore counsel was not in attendance at the Company’s board meetings or the meetings of the Company’s shareholders at which the resolutions were passed, and cannot independently verify whether the officer executing the Company certificate was actually present at such meetings or otherwise had knowledge of all meetings subsequent to those meetings at which the relevant resolutions could have been modified or revoked. It is for these reasons that the assumptions in section 4.4 are used on a regular basis in both Singapore and U.S. legal opinion practice. Under U.S. legal opinion practice, counsel may render the legal opinion in this manner when “the cost of establishing the facts exceeds the likely benefit (often because of the improbability that what is assumed would upon investigation prove to be untrue)” of the results of investigation (see Section 2.3 of the 1998 TriBar Opinion Committee Report, The Business Lawyer; Vol. 53 (February 1998) (the “Tribar Report”). We have been advised that Singapore practice is similar. Without being able to take the assumption, Singapore counsel would be required to expend

July 27, 2009

significant expense in interviewing officers and directors as to the accuracy of the minutes of the meetings and as to the nonexistence of subsequent board or shareholder meetings. The Company respectfully submits that verifying that a meeting did not take place is not a fact that is readily ascertainable to Singapore counsel. Simply put, it would require Singapore counsel to prove the negative for purposes of its legal opinion.

The Company respectfully submits that the inclusion of section 4.4 is consistent with Singapore counsel’s obligations under Item 601(b)(5) of Regulation S-K because the language does not shift incremental risk of inaccuracy of the assumed facts to the investors. The Company believes that the elimination of the express assumptions in section 4.4 from the legal opinion would not shift risk away from investors and back to Singapore counsel, but rather would increase the risk to investors as Singapore counsel would be increasingly relying upon the more general customary assumption as to facts expressed in section 4.2 (where counsel expressly assumes that facts stated in all documents submitted to such counsel are assumed to be correct). However, because section 4.2 does not describe the specific assumptions expressed in section 4.4, the Company believes that the deletion of section 4.4 from the legal opinion could result in an investor having less understanding of the nature of the legal opinion. It would also be contrary to customary legal opinion practice not only in Singapore but also in the United States. See, e.g., Section 1.4(d) of the Tribar Report (noting the benefit of a stated assumption is that it “alert[s] the opinion recipient to the problem area”).

The Company has identified a number of examples of other Item 601(b)(5) legal opinions from other Singapore registered companies, including Chartered Semiconductor Manufacturing (Section 3(e) of the Exhibit 5 legal opinion filed with Registration Statement on Form F-3 (File No. 333-155774)), Flextronics International Ltd. (Section 4(viii) of the Exhibit 5 legal opinion filed with Registration Statement on Form S-3 (File No. 333-121814), (Section 3(vii) and (viii) of the Exhibit 5 legal opinion filed with Registration Statement on Form S-4 (File No. 333-144486)) and Verigy Ltd. (Section 3(d) of the Exhibit 5 legal opinion filed with Registration Statement on Form S-1 (File No. 333-132291)) in which assumptions substantially identical to the assumptions in section 4.4. are expressed in those Exhibit 5 legal opinions.

For the foregoing reasons, the Company respectfully submits that the inclusion of the assumptions in section 4.4 (i) are appropriate as they speak to facts not readily ascertainable even with the delivery of a factual company certificate, (ii) are consistent with the Singapore counsel’s obligations under Item 601(b)(5) of Regulation S-K by making clear the limitations of the legal opinion upon which investors are relying as compared to legal opinion where such assumptions are not stated, (iii) are well-recognized and customary assumptions found other legal opinions filed with the Commission and (iv) do not shift the risk of inaccuracy of the assumed facts to investors. Accordingly, the Company believes the form of legal opinion of Singapore counsel filed as Exhibit 5.1 to Amendment No. 5 is legal opinion that satisfies the requirements of Item 601(b)(5) of Regulation S-K.

14.	We note that in your response to prior comment 34 you did not respond to the second sentence of the comment. To that extent, we reissue the comment.

Response: The Company hereby confirms to the Staff that Singapore Counsel intends to conduct the ACRA searches on the date of effectiveness of the Registration Statement or on a date as shortly before such date as practicable. Singapore counsel has advised the Company that it may need to run the ACRA searches on the date that is the business day immediately preceding the date of effectiveness of the Registration Statement because of delays often experienced in receiving results of ACRA searches, and the time required by Singapore counsel to compare those ACRA search results with the Company’s records in order to complete backup procedures required to render the legal opinion. The Company also advises the Staff that because of differences in government holiday schedules between Singapore and the

July 27, 2009

United States and the fact that the date upon which the registration statement will be declared effective has not yet been determined, Singapore counsel may need to effect the ACRA searches on a business day prior to the date the Registration Statement is declared effective in order to render its legal opinion on the date of effectiveness of the Registration Statement.

15.	The clause that counsel added in section 5.1 that conditions the opinion upon the shares being issued in accordance with your articles of association appears to eliminate from the opinion one of the key issues that is required to be addressed by the exhibit that you file per Regulation S-K Item 601(b)(5). Please file a revised opinion or advise.

Response: The Company has filed a revised form of legal opinion of Singapore counsel that addresses the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

We are appreciative of the Staff’s assistance to date, and are available to answer any questions or provide supplemental materials related to this filing.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited William H. Hinman, Jr., Simpson Thacher & Bartlett LLP